

Mail Stop 3233

March 8, 2016

Via E-mail
Thomas E. Messier
Co-President and Director
Medalist Diversified REIT, Inc.
11 S. 12th Street, Suite 401
Richmond, Virginia 23219

    Re: **Medalist Diversified REIT, Inc.**
          Amendment No. 1 to Offering Statement on Form 1-A
          Filed February 17, 2016
          File No. 024-10487

Dear Mr. Messier:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2015 letter.

Compensation to Our Manager, page 4

1.   Please revise to provide an example of how the Incentive Fee will be calculated.

Thomas E. Messier
Medalist Diversified REIT, Inc.
March 8, 2016

Prior Performance of our Manager, page 44

2.   We note your disclosure that Medalist Fund II, LLC will distribute a 7.5% annualized
        return to current investors for the fourth quarter of 2015 by the end of January. We
        further note your response to comment 17 of our letter dated October 30, 2015 that
        Medalist Fund II, LLC began operations in April 2015 and therefore does not have
        information available for the period ended December 31, 2014. As you have not included
        Medalist Fund II, LLC in your Prior Performance Tables as of yet, please revise to
        remove this statement or advise us as to why it is appropriate. To the extent you retain
        this disclosure please clarify if the distribution will be paid from operating cash flow,
        offering proceeds, or another source.

Financial Statements of Medalist Fund 1-A, LLC, page FS-9

3.   We note that you have included Statements of Revenues and Certain Expenses for the
        year ended December 31, 2014 and for the period from acquisition (September 20, 2013)
        to December 31, 2013. Please revise to update pursuant to Part F/S of Form 1-A.

Signature Page

4.   Please ensure your offering statement is also signed by your principal financial officer.
        Please refer to Instruction 1 to Signatures of Form 1-A.

        You may contact William Demarest, Staff Accountant, at 202-551-3432 or Jaime John,
Accounting Branch Chief, at 202-551-3446 if you have questions regarding comments on the
financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at
202-551-3758 or me at 202-551-3215 with any other questions.

                                                        Sincerely,

                                                        /s/ Kim McManus

                                                        Kim McManus
                                                        Senior Attorney
                                                        Office of Real Estate and
                                                        Commodities

cc: Thomas G. Voekler, Esq.